UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND

RULE 14f-1 THEREUNDER

_______________________________________________

GOLF ROUNDS.COM, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	59-1224913
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

111 Village Parkway

Building #2

Marietta, Georgia 30067

(Address of Principal Executive Offices and Zip Code)

(770) 951-0984

(Registrant’s Telephone Number, including Area Code)

_______________________________________________

August 15, 2013

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

SCHEDULE 14f-1

Notice of Change in the

Majority of the Board of Directors

August 15, 2013

INTRODUCTION AND CHANGE OF CONTROL

This Information Statement (this “Information Statement”) is being furnished to all holders of record of common stock of Golf Rounds.com Inc., a Delaware corporation (the “Company”, “we” or “our”), at the close of business on July 26, 2013 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of our board of directors (the “Board”) other than by a meeting of stockholders. This Information Statement is being distributed on or about August 9, 2013.

NO VOTE OR OTHER ACTION OF OUR STOCKHOLDERS

IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

On July 26, 2013, we entered into a Reorganization Agreement (the “Agreement”) with PH Squared LLC dba PharmHouse Pharmacy, a Texas limited liability company (“PharmHouse”).  The closing (the “Closing”) of the transactions contemplated by the Agreement (the “Closing”) is anticipated to occur on or about September 2, 2013. At the Closing, among other things, (a) PharmHouse will become our wholly-owned subsidiary; (b) designees of PharmHouse will be issued 3,600,000 shares of our common stock, constituting approximately 90% of the outstanding common stock, and (c) we will appoint to our Board the following six persons designated by PharmHouse:  D. Alan Meeker, Chairman of the Board, Craig Longhurst, Jonathan Brown, Rusty Shelton, Chris Pratt and M. Richard Cutler (the “New Directors”).  Immediately following their appointment, the New Directors will constitute a majority of our Board.  Our current sole director, Robert H. Donehew, shall remain on our board immediately following the Closing.

In connection with the transactions, we agreed to file with the Securities and Exchange Commission (the “SEC”), and distribute to our stockholders, this Information Statement disclosing our intention to appoint the New Directors to the Board.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require that we mail to our stockholders of record the information set forth in this Information Statement at least ten days prior to the date on which there occurs a change in a majority of our directors pursuant to any arrangement or understanding with the person or persons acquiring securities from us. Accordingly, the appointment of the New Directors will not occur until at least ten days following the mailing of this Information Statement. This Information Statement will be first mailed to our stockholders of record on or about August 9, 2013.

VOTING SECURITIES

As of July 26, 2013, we had 5,848,185 shares of common stock, par value $0.01 per share, issued and outstanding. Each share of our common stock is entitled to one vote. Our stockholders will have the opportunity to vote with respect to the election of directors at the next annual meeting of our stockholders.

PROPOSED CHANGE IN CONTROL TRANSACTION

On July 26, 2012, we entered into the Agreement.  The Closing of the transactions contemplated by the Agreement is anticipated to occur on or about September 2, 2013.

At the Closing, among other things, (a) PharmHouse will become our wholly-owned subsidiary and (b) designees of PharmHouse will be issued 3,600,000 shares of our common stock, constituting approximately 90% of the commons stock.

Pursuant to the Agreement and effective as of the Closing, (a) the authorized number of directors on the Board will be increased to 7, (b) Robert Donehew will remain as a member of the Board, and (c) we will appoint to our Board the following six persons designated by PharmHouse:  D. Alan Meeker, Chairman of the Board, Craig Longhurst, Jonathan Brown, Rusty Shelton, Chris Pratt and M. Richard Cutler (the “New Directors”).

New officers for the Company are anticipated to be elected immediately following the Closing by the board of directors.

DIRECTORS AND EXECUTIVE OFFICERS

Prior to the Closing, the Board has consisted of Robert H. Donehew, who also acted as President and Secretary of the Company.

Pursuant to the Agreement and effective as of the Closing, (a) the authorized number of directors on the Board will be increased to 7, (b) Robert H. Donehew will remain as a member of the Board, and (c) we will appoint to our Board the following six persons designated by PharmHouse:  D. Alan Meeker, Chairman of the Board, Craig Longhurst, Jonathan Brown, Rusty Shelton, Chris Pratt and M. Richard Cutler (the “New Directors”).

The following table sets forth certain information with respect to proposed New Directors and the existing Director as of August 9, 2013:

Name of Director or Officer	Age
D. Alan Meeker	48
Rusty Shelton	60
Jonathan G. Brown	32
Dr. Chris Pratt	42
M. Richard Cutler	55
Craig P. Longhurst	66
Robert H. Donehew	61

Director Bios

D. Alan Meeker

Mr. Meeker has served as the Chief Executive Officer of the Conglomerate and Crestview Group of Companies since 2000. The Conglomerate and Crestview Group of Companies are engaged in the business of healthcare, genetics, oil and gas exploration and production, air freight and logistics, land and land  rights acquisition,  agriculture,  commodities  trading,  aviation,  and  syndicated  television production.

Prior to founding the Conglomerate and Crestview Group of Companies and beginning in 1995, Mr. Meeker was a private developer and consultant for multinational companies specializing in sophisticated contract negotiation and representation in the hospitality, oil and gas, reinsurance, finance and real estate fields in established and emerging nations.

Prior to 1995, Mr. Meeker served as trust manager of the EHM Trust: a large family office. While at the EHM Trust, between 1990 and 1995, Mr. Meeker specialized in asset management, financing structure, commercial development, and acquisition and divestiture in the oil and gas and real estate fields.

Mr. Meeker attended Texas Christian University.  Mr. Meeker lives in Fort Worth, Texas and Aiken, South Carolina and has two young sons.

Rusty Shelton

Mr. Shelton is responsible for strategic planning, compliance, product line and corporate client development for Fuse Medical LLC.  Hospital development, executive management, finance, strategic planning and new business development are the hallmark of Mr. Shelton's career.  His leadership in developing focused community and surgical hospitals, ambulatory surgery centers and aligning physician networks based around a regional integrated delivery system makes him a progressive leader in the physician owned hospital movement. He possesses a unique understanding of operations and market forces stemming from his background in hospitals, health system executive management, finance and medical group development, as well as strategic product development in consumer markets.

Prior to co-founding and working with Fuse Medical, from October, 2010 to February, 2012 Mr. Shelton was Chief Investment Officer for University General Health Systems, in Houston, Texas. Where he lead a management team that successfully turned around and developed a 72 bed acute care hospital into a regional health network resulting in taking the company public in March 2011.  Mr. Shelton was responsible for strategic planning, new services and physician development as well as establishment of a regional network of hospital outpatient departments through acquisitions and departmental management service agreements.

From September, 2009 to October, 2010 Mr. Shelton was Chief Investment Officer for Prexus Health Systems, a national physician owned entity of physician ventured surgical hospitals, ambulatory surgery and ancillary service centers including six acute hospitals, four surgical centers and supportive ancillary service centers.  Previously from September, 1999 to September, 2009 Mr. Shelton was Co-founder and President/CEO of ReSurge Hospitals, LLC, a national surgical specialty and focused community hospital development and management company.  Mr. Shelton was President and Chief Executive Officer of Western Medical Inc. from 1995 to 1999, where he handled all phases for the acquisition of a physician owned ambulatory surgery center and development of a new physician owned surgical hospital and integrated physician network in northern Utah.  From 1987 to 1995, Mr. Shelton was Executive Director of Sutter Health Systems, handling Physician Services across northern California.  Previously, Mr. Shelton was Executive Director of Hospital Executive Management for Redbud Community Hospital, Hospital Finance Director for Seattle General Hospital and a director at Missoula General Hospital.

Jonathan G. Brown

Mr. Brown co-founded Fuse Medical LLC and serves as a Director and Chief Operating Officer for the company. Mr. Brown has been involved in healthcare and medical related business activities for the past seven years.

Prior to co-founding Fuse Medical, Mr. Brown was chief investment strategist and business development director for a Midwest and Southwest Real Estate Investment Group since 2008.  Mr. Brown specialized in raising capital, asset acquisition and asset allocation.  Prior to being the chief investment strategist and business development director for a Midwest and Southwest Real Estate Investment Group, Mr. Brown was a global procurement manager from February 2005 to January 2010 for Eli Lilly and Company, a Fortune 200 Company.  Eli Lilly and Company specializes in pharmaceutical, biologic and biotech research, development, manufacturing and distribution.  Mr. Brown led Eli Lilly’s global procurement organization related to all transportation, logistics, distribution and warehouse management activities for global contract negotiations, supplier relationship management initiatives and integrated international logistics development.

Mr. Brown attended Bowling Green State University.  Mr. Brown resides in Fort Worth, Texas and Indianapolis, Indiana.

Dr. Chris Pratt

Dr. Pratt co-founded Fuse Medical LLC and serves as the chief medical officer for the company.  Dr. Pratt has been practicing interventional pain medicine in the Fort Worth area for the last decade, and has served on the board for multiple health care entities during that period of time.

Dr. Pratt is a native Texan and did his undergraduate studies at Hendrix College prior to attending the Texas College of Osteopathic Medicine University of North Texas Health Science Center.  He is boarded by the ACOFP and is a diplomat of the American Academy of Pain Management.  He has served as adjunct faculty for the University of North Texas health science Center in both family practice and pain medicine.  He also served as faculty for UT Southwestern training the pain follows through the physical medicine and rehabilitation division pain Fellowship at John Peter Smith Hospital.  He is currently a member of Texas Health Care a multi-specialty physician group based in Fort Worth Texas.  Dr. Pratt works closely with the orthopedic spine, and neurosurgeons in the Fort Worth area providing interventional spine and pain management services.

Craig P. Longhurst

Mr. Longhurst has over twenty years’ experience in the healthcare industry working as owner and operator of companies in substance abuse, both in the workplace as well as the medical community.  He is involved in owning drug and alcohol third-party-administration companies, operating a certified toxicology laboratory and owning a successful retail pharmacy.   From raising capital, to marketing products and services, to day-to-day operations, to executive management positions, he brings a broad width of experience from a variety of specialties.

His career began as a stockbroker in 1976 through 1992 working for Waddell & Reed, Dean Witter, and Smith Barney.  Subsequently, wanting to be a business owner himself, for the last twenty years he has raised money for a number of companies, some of which he owned and operated, including environmental, staffing, recruiting and payroll companies.  He has also engaged in financial consulting services for a wide variety of industries raising capital, mergers and acquisitions, private and public offerings, and investor relations.

Commencing in 1995, Mr. Longhurst has been President and Chief Executive Officer of Quinn Capital Consulting, Inc., a financial consulting company.  From 2003 to present, Mr. Longhurst has been Managing Partner of PH Squared, LLC, dba PharmHouse Pharmacy, a pharmaceutical company.  From 2009 to present, Mr. Longhurst has been Chief Executive Officer of Lablink Specimen Collections, Inc. (formerly Steroid Free Sports, Inc.), a medical testing company.

Currently, he seeks to capitalize on his relationships with physicians, clinics, hospitals and related designated health service companies through his involvement in providing pharmaceutical products and services to long term care patients, workings with pain management physicians, marketing drug and alcohol testing services and seeking and developing cutting edge medical technology.  He works closely with a number of public companies, securities attorneys, investor relations providers and international Banking Institutions.

Mr. Longhurst’s role at Fuse Medical will be to manage relationships between physician groups and designated health care service companies, such as pharmacies, retail as well as compounding, drug testing laboratories, DNA testing services, along with finding and developing technologies related to healthcare.

Mr. Longhurst has a Bachelors degree in psychology and Masters degree in Industrial Psychology (1973), both from the Utah State University in Logan, Utah.

His experience working as a consultant and advisor to a multitude of companies that have gone public, developing their business strategies, and working with CEOs, CFOs, and Board of Directors will be key to the growth and success of Fuse Medical as the Company integrates its concepts and services into the medical community.

M. Richard Cutler

Mr. Cutler founded Cutler Law Group in 1996. Mr. Cutler has practiced in the general corporate and securities area and international business transactions since his graduation from law school. Mr. Cutler is a graduate of Brigham Young University (B.A., magna cum laude, 1981); and Columbia University School of Law (J.D. 1984). While at Columbia, Mr. Cutler was honored as a Harlan Fiske Stone Scholar, was Managing Editor of the Columbia Journal of Law and Social Problems, received a Recognition of Achievement with Honors in Foreign and International Law, Parker School of Foreign and Comparative Law and was honored for best senior writing for "United States v. Ross: A Solution to the Automobile Container Dilemma?" published in the Columbia Journal of Law & Social Problems in 1983. Mr. Cutler was admitted to the State Bar of Texas in 1984 and the State Bar of California in 1990.

After law school, Mr. Cutler joined the international law firm of Jones, Day, Reavis & Pogue where he practiced in the corporate, securities and mergers and acquisitions departments. Mr. Cutler subsequently spent five years in the corporate and securities department in the Dallas office of Akin, Gump, Strauss, Hauer & Feld. After moving to the west coast, Mr. Cutler was with the Los Angeles office of Kaye, Scholer, Fierman, Hayes & Handler, a New York based law firm, where he continued his corporate securities practice.

In 1991, Mr. Cutler founded the law firm of Horwitz, Cutler & Beam in Anaheim California, a general practice firm with an emphasis in corporate and securities law, where he managed the corporate and securities practice for five years.  In 1996, Mr. Cutler formed Cutler Law Group in Newport Beach, California, a firm which specializes only in general business, corporate and securities law, as well as international business transactions.  Cutler Law Group moved to Augusta, Georgia in September 2002, where he was the owner and previously operator of The Club at Raes Creek, a first class swim, tennis and fitness club while continuing his legal practice in Augusta.  From 2008 until 2010, Mr. Cutler was President and Chief Executive Officer of Sustainable Power Corp., a company in Baytown, Texas specializing in green energy technologies.  Cutler Law Group moved to Houston, Texas in June 2009.  Mr. Cutler has been admitted to the U.S. Federal District Courts, Central and Northern Districts of California, U.S. Federal District Court, Southern District of Texas, as well as the U.S. Court of Appeals, Ninth Circuit. Mr. Cutler is the author of "Comparative Conflicts of Law: Effectiveness of Contractual Choice of Forum," published in the Texas International Law Journal.  Mr. Cutler is a Director of Planar Semiconductor, Inc., a company specializing in cleaning technology in the semiconductor industry.

Robert H. Donehew

Mr. Donehew joined Fuse Medical as a director at the time of the acquisition of the Company.   Mr. Donehew served as director, president and treasurer of the Company since November 2000 and as director, vice president and treasurer of the Company from February 2000 until October 31, 2000.  He has served as the secretary of the Company since December 2005.  Since May 2008, Mr. Donehew has been the Chief Financial Officer and a member of the Board of Directors of EndogenX, Inc., a specialty pharmaceutical company.  Since July 1996, Mr. Donehew has been the chief executive officer of Donehew Capital, LLC, the general partner of Donehew Fund Limited Partnership, a private investment partnership specializing in the securities market.  Since 1983, he has also served as chief financial officer of R.D. Garwood, Inc. and Dogwood Publishing Company Inc. From 1976 through 1983, Mr. Donehew had his own tax and financial planning practice.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table shows the beneficial ownership of the Company’s common stock as of July 26, 2013.  The table shows the amount of shares owned by each person known to the Company who will own beneficially more than five percent of the outstanding shares of any class of the Company’s stock, based on the number of shares outstanding of 5,848,185 at July 26, 2013 (which does not reflect the proposed reverse stock split); the number of shares outstanding at the Closing after giving effect to the reverse stock split of approximately 4,000,200, and all of its Directors and Executive Officers as a group both prior to and after the Closing.

.

Name of Person or Group	Number of Shares Beneficially owned prior to Closing[1]	Percent of Shares Beneficially Owned Before Closing[2]	Number of Shares Beneficially owned After Closing and Reverse Split[1]	Percent of Shares Beneficially Owned After Closing and Reverse Split[2]
Robert H. Donehew 111 Village Parkway Building 2 Marietta, GA 30067	1,721,428(3)	28.4%	117,745	2.9%
Paul O. Koether 6808 Mystic Woods Lane Colleyville, TX 76034	484,690(4)	8.3%	33,153	*
Shamrock Associates 211 Pembrook Road Far Hills, NJ 07931	409,470(5)	7.0%	28,008	*
Ronald I Heller 74 Fairview Rd Tenafly, NJ 07670	325,980(6)	5.6%	22,297	*
Harold Woolfolk(7) 4500 E Sam Houston Pkwy So, Ste 100 Pasadena, TX 770505	444,444	7.6%	192,899	4.8%
R.D. Garwood 111 Village Parkway Building 2 Marietta, GA 30067	432,000	7.4%	29,549	*
Craig Longhurst 4500 E Sam Houston Pkwy So, Suite 100 Pasadena, TX 77050	0	*	2,937,500(8)	73.4%
D. Alan Meeker 4770 Bryant Irvin Court Suite 400 Fort Worth, TX 76107	0	*	0	*
Rusty Shelton 4770 Bryant Irvin Court Suite 400 Fort Worth, TX 76107	0	*	0	*
Jonathan G. Brown 4770 Bryant Irvin Court Suite 400 Fort Worth, TX 76107	0	*	0	*
Chris Pratt, M.D. 4770 Bryant Irvin Court Suite 400 Fort Worth, TX 76107	0	*	0	*
CDLM Investments, Ltd. 4410 Ave L Santa Fe, TX 77510	0	*	300,000	7.5%
M. Richard Cutler 4822 Linden Bellaire, TX 77401	0	*	200,000	5.0%
All Directors and Officers as a Group Prior to Closing (1 person)	1,721,428(3)	28.4%
All Directors and Officers as a Group Subsequent to Closing (1 person)			3,255,245	81.4%

*Less than 1%

(1) Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, involving the determination of beneficial owners of securities, a beneficial owner of securities is a person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has, or shares, voting power and/or investment power with respect to the securities, and any person who has the right to acquire beneficial ownership of the security within sixty days through means including the exercise of any option, warrant or conversion of a security.

(2) The percentage of shares owned is based on approximately 5,848,185 shares of common stock outstanding as of July 24, 2013 and approximately 4,000,200 after the closing (which includes 3,600,000 issued to PharmHouse designees at the closing).  Where the beneficially owned shares of any individual or group in the following table includes any options, warrants, or other rights to purchase shares, the percentage of shares owned includes such shares as if the right to purchase had been duly exercised.

(3) Includes 100,000 shares (pre-split) of common stock owned by Donehew Fund Limited Partnership, of which Donehew Capital LLC, a Georgia limited liability company, is the general partner.  Mr. Donehew is the manager of Donehew Capital LLC.  Also includes 215,000 shares (pre-split) of common stock issuable upon exercise of exercisable options.

(4) Includes 209,470 shares (pre-split) of common stock beneficially owned by Shamrock Associates, of which Mr. Koether is the general partner, 200,000 shares (pre-split) held by Asset Value Holdings, Inc., of which Mr. Koether is President, 7,166 shares (pre-split) owned by Sun Equities Corporation, of which Mr. Koether is Chairman and a principal stockholder; 1,666 shares (pre-split) held by Mr. Koether’s IRA, 20,000 shares (pre-split) owned by Mr. Koether’s wife; and 15,000 (pre-split) shares held in discretionary accounts for Mr. Koether’s brokerage customers.

(5) Includes 200,000 shares (pre-split) of common stock held by Asset Value Holding, of which Shamrock Associates is the ultimate parent. Shamrock Associates disclaims beneficial ownership of these shares.

(6) Includes 144,615 shares (pre-split) of common stock held of record by the Ronald I. Heller Revocable Trust dated 12/23/97 (“Ronald Trust”), 144,615 shares (pre-split) of common stock held of record by the Joyce L. Heller Revocable Trust dated 12/23/97 (“Joyce Trust”) and 36,750 shares (pre-split) of common stock held of record by the Delaware Charter Guarantee & Trust Co., for the benefit of the Ronald I. Heller IRA (“Ronald IRA”). Joyce L. Heller does not directly own any shares of common stock. As the co-trustee of the Ronald Trust and Joyce Trust, Joyce has shared voting and dispositive power over the shares held in such trusts. Although Joyce disclaims any voting or dispositive power over the 36,750 shares of common stock held for the benefit of the Ronald IRA, which Ronald has sole voting and dispositive power over, Joyce may be deemed to beneficially own such shares pursuant to interpretations of the Securities and Exchange Commission.

(7) Includes 444,444 shares (pre-split) of common stock held by Mr. Woolfolk prior to Closing, and 162,500 shares issued as part of the Closing.

(8) Mr. Longhurst has agreed to distribute a portion of the shares issued to him in connection with a proposed acquisition of Fuse Medical, LLC.

EXECUTIVE COMPENSATION

The following table sets forth the compensation for the three years ended August 31, 2012 for our president (and principal executive and accounting officer).  No executive officer’s compensation exceeded $100,000 (or would have exceeded $100,000 if employed for the full year) for the year ended August 31, 2012.

SUMMARY COMPENSATION TABLE

		Annual Compensation(1)		Long-Term Compensation Number of	All Other
Name and Principal Position	Year	Salary	Bonus	Options	Compensation
Robert H. Donehew	2012	$30,000	$0	0	$0
President and Principal	2011	$34,108	$0	0	$0
Accounting Officer	2010	$30,000	$0	120,000	$0

(1)	The above compensation does not include other personal benefits, the total value of which does not exceed the lesser of $50,000 or 10% of such person’s or persons’ cash compensation).

Option Grants

The following table represents the stock options granted in the fiscal year ended August 31, 2012 to such executive officers.

OPTION GRANTED IN THE LAST FISCAL YEAR

Name of Executive	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price of Options	Market Price on Date of Grant	Expiration Date

Robert H. Donehew	0	100%	N/A	N/A	N/A

The following table sets forth the fiscal year end option values of outstanding options at August 31, 2012 and the dollar value of unexercised, in-the-money options for our executive officers identified in the Summary Compensation table above.

AGGREGATED FISCAL YEAR-END OPTION VALUES

Name	Exercisable	Unexercisable	Exercisable (1)	Unexercisable(1)

Robert H. Donehew	225,000	0	$0	$0

(1)

These values are based on the difference between the closing sale price of our common stock on August 31, 2012 (the last trading day of the fiscal year) of $0.09 and the exercise prices of the options, multiplied by the number of shares of common stock subject to the options.

Employment Arrangements

In fiscal year 2010, we issued to Mr. Donehew ten-year options to purchase 120,000 shares at an exercise price of $0.33 per share and vested immediately to compensate him for additional services rendered to the Company during fiscal 2009 and 2010.  On September 27, 2010, the 120,000 stock options were exercised and the Company received $39,600.

Compensation Arrangements for Directors

Our director does not currently receive any cash compensation for his services.

In August 2010, we granted to our sole director ten-year options to purchase 120,000 shares of our common stock. All of these options were exercisable at an exercise price of $0.33 per share and vested immediately.  On September 27, 2010, the 120,000 stock options were exercised and the Company received $39,600.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

On March 1, 2000, the Company executed a month-to-month agreement to sub-lease office space and share office equipment and a bookkeeper’s time for $900 a month from R. D. Garwood, Inc. (“Garwood”).  The Company’s President/Treasurer/Secretary is the Chief Financial Officer of Garwood.  During the year ended August 31, 2011, the Company was given two months of free rent.  The Company’s expense for these shared facilities and bookkeeping services was $10,800 and 9,000 for the years ended August 31, 2012 and 2011, respectively.

During the year ended August 31, 2012, the Company paid $2,000 to Donehew Capital, LLC for income tax preparation.  The Company’s President/Treasurer/Secretary is the CEO of Donehew Capital, LLC.

On July 24, 2013 Robert H. Donehew converted $52,500 owed to him for accrued officer’s salary into 1,050,000 shares of common stock.  Also on July 24, 2013 Mr. Donehew converted two convertible notes of $14,100 issued to him for an investment in the Company which was used to pay ongoing corporate expenses into 201,428 shares of common stock.

On July 24, 2013 R.D. Garwood converted accrued expenses of $21,600 owed to him for accrued rent and office expenses into 432,000 shares of common stock.

SIGNATURE

In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Golf Rounds.com, Inc.

By: /s/ Robert H. Donehew

Name: Robert H. Donehew

Title: President and Secretary

Dated: August 15, 2013